Mail Stop 3561

January 17, 2008

Via Fax & U.S. Mail

Mr. Gary L. McArthur
Vice President and Chief Financial Officer
1025 West NASA Boulevard
Melbourne, Florida 32919

>   **Re: Harris Corporation**
>   **Form 10-K for the year ended June 29, 2007**
>   **Filed August 27, 2007**
>   **File No. 001-03863**

Dear Mr. McArthur:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 29, 2007

Consolidated Financial Statements

Statements of Cash Flows, page 62

1. We note your presentation of "Other" as a component of the net cash provided by operating activities. In light of the significance of this amount to cash provided by operating activities in fiscal 2007 and the first quarter of fiscal 2008, please revise future filings to separately identify the nature and amount of the significant components included in the "other" amount. Also, to the extent the amount is material, please separately present stock compensation expense as an adjustment to reconcile net income to net cash provided by (used in) operating activities.

Note 3. Business Combinations, page 72

2. We note from your disclosure that in the Multimax acquisition you allocated $255.7 million of the purchase price to goodwill and $115 million to customer related intangible assets. Please explain how you have considered the guidance contained in paragraph A14 of SFAS No. 141 and EITF 02-17 in connection with your purchase price allocation of Multimax. For instance, explain how you have considered the need to allocate fair value to order or production backlog, contract-based intangibles, and technology-based intangibles. If you have ascribed fair value to these contracts, describe the significant assumptions that were used in your valuation and provide the related valuation.

3. We note from your disclosure that the Stratex combination was accounted for as a purchase business combination and resulted in a gain of approximately $163.4 million which relates to the deemed sale of 43% of the assets and liabilities of your Microwave Communications Division to the minority shareholders of Harris Stratex Networks. In future filings, please include disclosure of how this gain was calculated or determined. As part of your revised disclosure, please include how the value of the Microwave Communications Division assets that were contributed to Stratex was calculated.

4. With respect to your acquisition of majority ownership of Harris Stratex Networks, please confirm to us that the value of the assets acquired and liabilities assumed are based on fair value to the extent of your ownership acquired. Also, tell us whether the remaining portion of the values assigned to the asset and liabilities of the acquired enterprise represents the minority interests' ownership in the acquired enterprise and therefore, is based the historical financial statement carrying amounts of the acquired enterprise. We may have further comment upon receipt of your response.

Furthermore, please explain to us and revise your disclosures in future filings to clarify how you determined or calculated the value assigned to the Harris Stratex shares issued to Stratex shareholders of $464.9 million included as part of your purchase price consideration of Harris Stratex. As part of your response to us, please provide the guidance you relied upon in determining your accounting treatment and why you believe it was appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief